NO ACT

DC
PE
2-20-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]CE

08040675

Received SEC

FEB 2 0 2008

Washington, DC 20549

February 20, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/20/2008

Re: JPMorgan Chase & Co.

Dear Ms. Goodman:

This is in regard to your letter dated February 20, 2008 concerning the shareholder proposal submitted by Thomas Strobhar for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that JPMorgan Chase therefore withdraws its January 11, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Greg Belliston

Gregory Belliston
Special Counsel

PROCESSED
FEB 2 8 2008
THOMSON
FINANCIAL

cc: Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, OH 45385

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

January 11, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Thomas Strobhar*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, JPMorgan Chase & Co. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Thomas Strobhar (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company adopt a new policy of listing the recipients of corporate charitable contributions of $5,000 or more on the Company's website. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal;
- Rule 14a-8(i)(7) because the Proposal addresses matters related to the Company's ordinary business operations; and
- Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to the Proponent or further a personal interest not shared by the other shareholders at large.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal."

A. Background.

The Proponent submitted the Proposal to the Company on November 28, 2007, and the Company received the Proposal on November 29, 2007. *See* Exhibit A. The Proponent included with the Proposal an account summary dated November 27, 2007, that indicated that he did not hold securities of at least $2,000 in market value for the year preceding his submission of the Proposal. The account statement showed an initial acquisition of 25 shares of the Company's stock on June 30, 2003, that had a market value of $1,058.75. The account statement also shows a second acquisition of 75 shares on October 29, 2007, that had a market value of $3,176.25. Furthermore, the Company has confirmed that the Proponent does not appear on the records of the Company's stock transfer agent as a shareholder of record. Since the Company was unable to verify the Proponent's eligibility to submit the Proposal from its records, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent a letter to the Proponent on November 29, 2007, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice requests that the Proponent provide proof of ownership that satisfies the requirements of Rule 14a-8 and provides further guidance regarding those requirements.

In a letter submitted on stationery from "Thomas Strobhar Financial" and signed by Martin Hummel, a registered representative with GA Repple & Company, dated December 4, 2007, the Proponent acknowledged receipt of the Deficiency Notice (the "Proponent's Response"). The Proponent's Response, a copy of which is attached hereto as Exhibit C, purports to substantiate his eligibility to submit the Proposal, by stating that "[the Proponent] has continuously owned 100 shares of the common stock of [the Company] since October of 2006." However, the Proponent's Response, as discussed below, fails to meet the ownership requirements of Rule 14a-8(b).

B. *Exclusion under Rule 14a-8(b) and Rule 14a-8(f)(1) for Failure to Meet Minimum Ownership Requirements.*

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company transmitted to the Proponent in a timely manner (within 14 days) the Deficiency Notice, which informed the Proponent of Rule 14a-8(b)'s ownership requirements. The Proponent's Response, dated December 4, 2007, however, fails to satisfy the requirements set out in Rule 14a-8(b).

Rule 14a-8(b) sets a minimum ownership requirement that provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." As noted above, the account summary that the Proponent included with his Proposal showed that he had acquired the Company's securities in two separate purchases on June 30, 2003, and October 29, 2007, and that the market value of the securities purchased in 2003 was only

$1,058.75. Since the Proponent submitted the Proposal on November 28, 2007, the securities he purchased only one month before, in October of 2007, should not be considered in determining whether he meets Rule 14a-8(b)'s minimum ownership requirement, and the securities purchased on June 30, 2003, fall short of the $2,000 minimum. In addition, there were approximately 3.4 billion shares of the Company's common stock outstanding at all times during the one year period preceding the submission of the Proposal; thus, the 25 shares owned by the Proponent are far less than 1% of the Company's common stock. The letter from Thomas Strobhar Financial submitted as the Proponent's Response states that the Proponent has held 100 shares continuously since October of 2006. However, this is clearly in conflict with the account statement provided with the Proposal, since the letter does not indicate any purchases of the Company's securities in October of 2006. This conflict suggests that the documentation the Proponent has supplied to demonstrate his eligibility under Rule 14a-8(b) is unreliable. Due to the fact that the Proponent has not shown clear evidence that he has owned either $2,000 in market value, or 1%, of the Company's common stock for at least one year preceding his submission of the Proposal, we believe the Company may exclude the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(f).

The Staff has on several occasions granted no-action relief when shareholders have failed to demonstrate that they have met the minimum ownership requirements of Rule 14a-8(b). *See, e.g., AT&T Corp.* (avail. Jan. 18, 2007) (concurring with the exclusion of a shareholder proposal and noting that "at the time the proponent submitted the proposal, she did not own for one year 1% or $2,000 in market value of the securities entitled to be voted at the meeting"); *Calpine Corp.* (avail. Feb. 1, 2005) (concurring with the exclusion of a shareholder proposal where the company was unable, with the information supplied by the proponent, to verify that the proponent had met the minimum ownership requirements of Rule 14a-8(b)); *Seagate Technology* (avail. Aug. 11, 2003) (concurring with the exclusion of a shareholder proposal where the shareholder owned less than the minimum ownership requirements of rule 14a-8(b)); *Eagle Food Centers Inc.* (avail. Mar. 14, 2003) (same).

C. Exclusion under Rule 14a-8(b) and Rule 14a-8(f)(1) for Failure to Provide Sufficient Proof of Beneficial Ownership.

Rule 14a-8(b) allows shareholder proponents to demonstrate their beneficial ownership of a company's securities by providing a written statement from the "record" holder of the securities verifying that, as of the date the proposal was submitted, the proponent had continuously held the requisite number of company shares for at least one year. With regard to the required form of showing documentary support for a proponent's beneficial ownership of a company's securities, Staff Legal Bulletin No. 14 (July 13, 2001) states that it "must be from the record holder of the shareholder's securities, which is usually a broker or bank" and that a written statement from an investment adviser is insufficient "unless the investment adviser is also the record holder."

In the Proponent's Response to the Deficiency Notice, the Proponent provided a letter from Martin Hummel at Thomas Strobhar Financial stating that he is "a registered representative with GA Repple & Company [("GA Repple")], the broker of record for the account of [the Proponent]" and that the Proponent has met the eligibility requirements of Rule 14a-8(b). Neither GA Repple nor Thomas Strobhar Financial is listed in the Company's records as a record holder of Company securities. In fact, the Financial Industry Regulatory Authority website indicates that GA Repple is an introducing broker that has an introducing arrangement with National Financial Services Corp. It is in its capacity as introducing broker that GA Repple provided the information regarding the Proponent's ownership of the Company's securities. Introducing brokers do not hold custody of securities, either directly or through an affiliate, and therefore, are not "record" holders as specified in Rule 14a-8(b)(2)(i). In the past year, the Staff has indicated, at least twice, that information from introducing brokers is not sufficient documentary evidence of ownership for purposes Rule 14a-8(b). In both *MeadWestvaco Corp.* (avail. Mar. 12, 2007) and *The McGraw Hill Companies, Inc.* (avail. Mar. 12, 2007), the Staff noted in its responses to the companies that, "while it appears that the proponent provided some indication that it owned the shares, it appears that it has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership . . . ."

Moreover, the Staff frequently has found that documentary support from parties other than the record holder of a company's securities is insufficient to prove a proponent's beneficial ownership of such securities. In *Clear Channel Communications* (avail. Feb. 9, 2006), the proponent submitted a letter from Piper Jaffrey, a broker-dealer and investment adviser who was not a record owner of the company's securities. Clear Channel Communications argued in response that, as noted above, an investment adviser cannot verify ownership under rule 14a-8(b) unless it is also a record owner of the company's securities. The Staff concurred and noted in its response that while the proponent had "provided some indication that it owned shares," it had not "provided a statement from the record holder." The Staff came to the same conclusion regarding documentary support of ownership that was supplied from a financial services representative for an investment company that was not a record owner of the company's securities in *AMR Corp.* (avail. Mar. 15, 2004). Similarly, in *General Motors Corp.* (avail. Apr. 3, 2002), when a proponent submitted documentation from a financial consultant, the Staff granted no-action relief under Rule 14a-8(b) and stated that "the proponent appears to have failed to supply, within 14 days of receipt of General Motors's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." *See also Pall Corp.* (avail. Sept. 20, 2005) (concurring with the exclusion of a proposal under Rule 14a-8(b) where the proponent was not a record holder and failed to submit documentary proof of beneficial ownership from a record holder).

Thus, the Proponent has failed to provide the Company with satisfactory evidence of the requisite one-year continuous ownership of Company stock as of the date the Proposal was submitted to the Company, and, accordingly, the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Addresses Matters Related to the Company's Ordinary Business Operations.

Under well-established precedent, we also believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998).

The Proposal implicates the Company's ordinary business operations by requesting the Company to "list the recipients of corporate charitable contributions of $5,000 or more on the company website." Although the Proposal appears facially neutral, the Proposal's supporting statement and other evidence make clear that the Proposal is targeting specific types of charitable organizations, particularly: (i) organizations that defend abortion rights, including Planned Parenthood; and (ii) organizations that promote homosexual rights, including the Human Rights Campaign and the Gay and Lesbian Alliance Against Defamation. The Company's decision whether and to whom to provide charitable support is precisely the sort of ordinary business operation contemplated by Rule 14a-8(i)(7).

Delaware General Corporation Law section 122(9) grants every corporation the specific power to "[m]ake donations for the public welfare or for charitable, scientific or educational purposes . . . ." Delaware law, therefore, considers charitable contributions to be within the "ordinary business operations" of a corporation. Accordingly, decisions regarding the disclosure, timing, amount and recipients of such contributions are, as a matter of state law, ordinary business decisions of the Company.

In addition, the Staff consistently has concurred that shareholder proposals requesting a company to refrain from making contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., Pfizer Inc.* (avail. Feb. 12, 2007) (concurring that a proposal by the same Proponent requiring the company to list all charitable contributions on its website was excludable under Rule 14a-8(i)(7) because its supporting statement indicated it related to "contributions to specific types of organizations"). In contrast, the Staff has determined that proposals that do not single out particular organizations or types of organizations are not excludable under Rule 14a-8(i)(7). *See, e.g., Microsoft Corp.* (avail. Aug. 11, 2003) (denying exclusion of a proposal recommending that the company refrain from making any charitable contributions). However, even where a charitable contributions proposal is facially neutral, the Staff has permitted its exclusion under Rule 14a-8(i)(7) if the statements made in support of the proposed resolution and other evidence indicate that the proposal, in fact, would serve as a shareholder referendum on donations to a particular charity or type of charity. For example, in *Johnson & Johnson* (avail. Feb. 12, 2007) and *Pfizer Inc.* (avail. Feb. 12, 2007), proposals substantially identical to the current Proposal—the former having been submitted by an organization with whom the Proponent is affiliated (*see* Exhibit D, p. 1) and the latter having been submitted by the Proponent himself—requested that each company "implement a policy listing all charitable contributions on the company's website." Although the operative language in each proposal was facially neutral, the proposals' supporting statements—and, with respect to *Johnson & Johnson*, the proponent's supporting remarks made during the company's prior annual meeting—referenced abortion, same sex marriage, and/or Planned Parenthood, and the Staff accordingly concurred that the shareholder proposals were related to "contributions to specific types of organizations" and could therefore be excluded under Rule 14a-8(i)(7).

Similarly, in *The Walt Disney Co. (Burnside)* (avail. Nov. 10, 1997), a facially neutral proposal requested that the company "refrain from making any charitable contributions." However, the proposal's introductory clauses referred to the company making contributions to "groups that engage in controversial activities," and the supporting statement referenced gifts to groups supporting domestic partner benefits. Taken in context, these supporting statements made clear, as the Staff recognized, that the proposal was specifically "directed at contributions to groups advocating domestic partner health benefits." Accordingly, the Staff concurred that the proposal could be omitted from the company's proxy materials pursuant to Rule 14a-8(i)(7)'s predecessor, Rule 14a-8(c)(7), as it related to the company's ordinary business operations.

As these no-action letters evidence, the Staff historically has looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations. When this is the case, the Staff has concurred that the proposals were excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

Like the proposals at issue in the precedent described above, the Proposal, although facially neutral, is directed to particular charitable contributions; namely, contributions to organizations that defend abortion rights and promote homosexual rights. Although the Proponent attempts to bolster the Proposal's apparent neutrality by alluding to the possible goodwill that could flow from corporate support of various charitable causes, it is nonetheless clear from the Proposal's supporting statement, the Proponent's comments at the Company's 2003 and 2006 Annual Meetings and other evidence, that the Proponent's focus is corporate support of abortion and homosexual rights organizations—specific types of charitable organizations.

For example, three of the supporting statement's five examples of potential corporate contribution recipients, amounting to more than half of the statement's content (i.e., 131 of 230 words), refer to abortion or homosexual rights. The Proposal's focus on such issues is unsurprising given the Proponent's various professional affiliations and years-long effort to end corporate support for organizations defending abortion rights and promoting homosexual rights through the use of shareholder resolutions. According to the Proponent's biography on his company's website (http://www.strobharfinancial.com), the Proponent was the "[a]uthor of the only pro-life shareholder resolutions to appear on corporate ballots from 1991 through 2007," authored the first shareholder resolution on domestic partner benefits and "has stood up to fight . . . by speaking at corporate meetings such as . . . [the Company]." *See* Exhibit D (pp. 1-3)

The Proponent's website biography also indicates that he is the founder of, or is otherwise affiliated with, numerous organizations involved in the pro-life or anti-homosexual rights movement. *See* Exhibit D (p. 1). For example, the Proponent is the Founder of Citizen Action Now (http://www.citizenactionnow.com), a non-profit organization "created to challenge [Gay, Lesbian, Bisexual, and Transgendered] groups on all fronts." *See* Exhibit D (p. 1) and Exhibit E (p. 1). According to its website, Citizen Action Now specifically targets corporate support of such groups, noting that it has filed "shareholder resolutions confronting the homosexual agenda" at various corporations, all of which "were done at little expense, but designed to wreak havoc at corporations who openly support homosexual groups or policies." *See* Exhibit E (p. 1). In addition, the organization's website contains a "Boycott List" urging the boycott of various companies—including the Company—that Citizen Action Now believes support homosexual rights. *See* Exhibit E (p. 5). Finally, the organization's website describes its founder—the Proponent—as having "honed his skills in the pro-life movement successfully fighting corporations which gave money to Planned Parenthood" and boasts that due to his efforts he has been referred to as "'a one man wrecking crew.'" *See* Exhibit E (p. 1).

The Proponent is also the Chairman of Life Decisions International ("LDI") (http://www.fightpp.com), a non-profit organization that "concentrates on exposing and opposing the agenda of Planned Parenthood . . . ." *See* Exhibit D (p. 1) and Exhibit F (pp. 1, 6). LDI sponsors a variety of projects in support of its goals, including the "Corporate Funding Project," through which LDI seeks to convince corporations to end their support for Planned Parenthood and urges the boycott of corporations that do not. *See* Exhibit F (pp. 1, 3). Moreover, the Proponent is also the Founder of Pro Vita Advisors (http://www.provitaadvisors.com), "a non-profit organization dedicated to . . . assist[ing] with shareholder resolutions against . . . corporate contributions to Planned Parenthood." *See* Exhibit D (p. 1) and Exhibit G.

As his various affiliations make clear, the Proponent has led a years-long campaign against corporate support for organizations that defend abortion rights and promote homosexual rights. Although he continues to modify the content of his shareholder proposals in an effort to cloak their true focus in facially neutral language, the intent of such proposals remains unchanged. Over the past five years, the Proponent has been affiliated with two prior proposals to the Company, the first—like the current Proposal—targeting charitable contributions to Planned Parenthood (the "2003 Proposal") and the second seeking to deprive same-sex couples of corporate benefits (the "2006 Proposal").

In his statements in support of the 2003 Proposal made at the Company's 2003 Annual Meeting, the Proponent complained that the Company had sunk to a "new low by giving corporate dollars . . . to the most controversial charity in this country, Planned Parenthood." *See* Exhibit H (p. 1). Similarly, statements made by the Proponent's representative in support of the 2006 Proposal at the Company's 2006 Annual Meeting referenced the "deplorable situation as regards homosexuality and also abortion that we are moving against" and described the

Proponent's recent successes in convincing corporations to cease their financial support of Planned Parenthood "after about 10 years . . . of effort." *See* Exhibit I (p. 1). Like the current Proposal, the operative language in both the 2003 and 2006 Proposals was facially neutral, yet the Proponent's true intent was apparent from his statements in support.

In sum, the Proposal—although facially neutral—is in fact directed at contributions to specific types of charitable organizations—those defending abortion rights and promoting homosexual rights—that the Proponent disfavors. Therefore, the Proposal is similar to the proposals at issue in the *Pfizer, Johnson & Johnson* and *The Walt Disney Co. (Burnside)* precedent discussed above, and, accordingly, is excludable pursuant to Rule 14a-8(i)(7).

III. The Proposal May Be Excluded under Rule 14a-8(i)(4) Because It Is Designed to Result in a Benefit to the Proponent or Further a Personal Interest Not Shared by the Other Shareholders at Large.

For many of the same reasons discussed in Section II above, we also believe that the Company may omit the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(4), which permits the exclusion of shareholder proposals that are "designed to result in a benefit to [the shareholder], or to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" because it is designed to further the Proponent's personal cause without producing any benefit for the Company's other shareholders. "The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

A. The Proponent Has a Long History of Active Involvement in the Pro-Life and Anti-Homosexual Rights Movements

The Proposal represents the latest in a series of actions that the Proponent has taken in his years-long crusade against organizations that defend abortion rights, including Planned Parenthood, and organizations that promote homosexual rights, including the Human Rights Campaign and the Gay and Lesbian Alliance Against Defamation. As discussed in detail in Section II above, in addition to submitting the current Proposal to the Company, the Proponent has: (1) previously presented numerous similar proposals, singling out corporate support of organizations defending abortion rights and promoting homosexual rights, to the Company and various other corporations; (2) made statements in support of similarly-focused proposals at the Company's 2003 and 2006 Annual Meetings, referring to the "deplorable situation as regards homosexuality and also abortion that [the Proponent is] moving against," voicing his opposition for corporate support for organizations defending abortion rights and promoting homosexual rights, and cataloguing his recent successes in convincing corporations to cease their financial support of Planned Parenthood; and (3) founded or otherwise affiliated himself with numerous organizations dedicated to the pro-life or anti-homosexual rights movements, including several organizations specifically dedicated to ending corporate support of organizations defending abortion rights and promoting homosexual rights through the shareholder resolution process and organized boycotts. These activities make clear that the Proposal is an attempt not to benefit the Company's shareholders at large, but rather an effort to further the Proponent's own personal interest in ending corporate support of organizations that defend abortion rights and promote homosexual rights.

B. The Proposal Is Designed to Further the Proponent's Personal Interest.

Rule 14a-8(i)(4) permits the exclusion of shareholder proposals that are designed to further the personal interest of a proponent where such interest is not shared with other shareholders at large. A proponent's particular objectives need not be apparent from a proposal's plain language in order to be excludable under Rule 14a-8(i)(4). Rather, proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to . . . further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982).

For example, in *International Business Machines Corp.* (avail. Jan. 31, 1994), a facially neutral proposal that—similar to the current Proposal—would have required the company to provide shareholders with a "complete list of all groups and parties that receive corporate donations" in excess of $5,000 in any one fiscal year was found to be excludable under Rule 14a-8(i)(4)'s predecessor, Rule 14a-8(c)(4), when submitted by a proponent who had been engaged in a year-long "campaign to stop the Company from making donations to two Hispanic self-help charities" he believed supported illegal immigration. Although the proposal made no mention whatsoever of these organizations, the proponent's true intent was clear from his correspondence with the company. Because of the proponent's true intentions in introducing the proposal, the company argued—and the Staff agreed—that any benefit from the proposal's passage would run to him, and the proposal could therefore be excluded from the proxy materials.

Similarly, in *MGM Mirage* (avail. Mar. 19, 2001), a facially neutral proposal that would have required the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos.

These precedents make clear that a facially neutral proposal may nonetheless be excludable under Rule 14a-8(i)(4) where the context, as discerned from the proponent's history with the company, public statements, and outside activities, makes clear that the proponent's true intent is to advance a personal interest not shared by all shareholders. Like the shareholder proposals at issue in *IBM Corp.* and *MGM Mirage*, and as set forth in Section II above, the

Proponent's true intent in submitting the Proposal—to pressure the Company to cease its financial support of organizations that defend abortion rights and promote homosexual rights—is apparent from his activities over the past several years, his affiliation with numerous organizations in the pro-life and anti-homosexual rights movements, and his statements at various company meetings (including the Company's 2003 and 2006 Annual Meetings) in support of prior similarly focused proposals.

For example, as described in Section II above, ending corporate support for organizations that promote homosexual rights is an express goal of the Proponent's organization, Citizen Action Now, as evidenced by its website, which states that the organization has submitted "shareholder resolutions confronting the homosexual agenda" at various corporations, all of which were "designed to wreak havoc at corporations who openly support homosexual groups or policies." *See* Exhibit E (p. 1). Similarly, two other organizations with which the Proponent is closely affiliated—LDI and Pro Vita Advisors—are respectively dedicated to "exposing and opposing the agenda of Planned Parenthood," *see* Exhibit F (p. 1), and "assist[ing] with shareholder resolutions against . . . corporate contributions to Planned Parenthood," *see* Exhibit G. The Proponent's crusade against such organizations is apparent from his submission of numerous shareholder proposals seeking to end corporate support of the causes he opposes. As the biography on his website boasts, the Proponent was the "[a]uthor of the only pro-life shareholder resolutions to appear on corporate ballots from 1991 through 2007," authored the first shareholder resolution on domestic partner benefits and "has stood up to fight . . . by speaking at corporate meetings such as . . . [the Company]." *See* Exhibit D (pp. 1-3).

Finally, the Proponent's clear intent and narrow focus in making the current Proposal also distinguishes it from a proposal submitted to the Company last year. In *JPMorgan Chase & Co.* (avail. Mar. 6, 2007), the Staff declined to concur that a proposal requesting the Company to report "initiatives instituted by management to address the Company's alleged links to slavery" could be excluded under Rule 14a-8(i)(4) despite the Company's contention that the proposal was "merely one element of a campaign undertaken by the Proponent against the Company and three other commercial banks with respect to its anti-slave reparation agenda." Rule 14a-8(i)(4) is not intended to permit exclusion of a shareholder proposal *solely* because it relates to an issue in which the proponent is "personally committed or intellectually and emotionally interested." Exchange Act Release No. 20091 (Aug. 16, 1983). Although the proposal at issue in *JPMorgan Chase* clearly related to an issue of personal interest to the proponent, it just as clearly raised an issue of interest to shareholders generally: the Company's "possible legal liability" due to its policies. Because it raised issues of general interest, the proposal could not be excluded under Rule 14a-8(i)(4).

In contrast, the current Proposal does not allege that the Company's charitable contributions policy exposes the Company to liability or other financial harm. Rather, the Proposal merely contends that a charitable contributions reporting requirement would "mak[e] known the recipients of [the Company's] charitable gifts to as many people as possible [and] should promote [the Company's] interests." Despite this apparently neutral purpose, as discussed in Section II, the Proposal's supporting statement overwhelmingly focuses on the

Company's support of organizations defending abortion rights and promoting homosexual rights. Insofar as the Proposal takes issue only with the recipients of the Company's charitable support, and not the charitable support itself, it can be distinguished from the proposal in *JPMorgan Chase*, which expressly alleged that the company's activities created potential liability—a concern presumably shared by all shareholders. Raising no similar issue of general interest, the current Proposal is more similar to those proposals deemed excludable in *MGM Mirage* and *IBM Corp.* than it is to the proposal in *JPMorgan Chase*.

In sum, for the past several years, the Proponent has made clear its goal of pressuring companies into ending their support of organizations that defend abortion rights and promote homosexual rights through his activities in a variety of organizations and the submission of numerous shareholder proposals. As there is nothing to indicate that the Company's other shareholders share the Proponent's single-minded opposition to such organizations or causes, the Proposal simply represents the Proponent's latest attempt to further his personal interest and achieve his goal of ending corporate sponsorship of organizations that defend abortion rights and promote homosexual rights—an interest particular to the Proponent. Because the Proposal "attempt[s] to achieve personal ends that are not necessarily in the common interest of [the Company's] shareholders generally," it may be excluded under Rule 14a-8(i)(4). Exchange Act Release No. 20091 (Aug. 16, 1983).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Anthony J. Horan, the Company's Corporate Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman

ALG/pah/bmg
Enclosures

cc: Anthony J. Horan, JPMorgan Chase & Co.
Thomas Strobhar

100363011_6.DOC

EXHIBIT A

RECEIVED BY THE
OFFICE OF THE SECRETARY

NOV 29 2007

Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

November 28, 2007

Mr. Anthony J. Horan
Secretary
JPMorgan Chase
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

I am the current owner of 100 shares of JPMorgan Chase common stock. I have continuously held these shares for over one year, and intend to hold them through the time of next annual meeting. At that meeting, I will present the following resolution:

Whereas, charitable contributions should enhance the image of our company in the eyes of the public.

Whereas, making known the recipients of our company's charitable gifts to as many people as possible should promote the company's interests.

Resolved, it is requested that our company list the recipients of corporate charitable contributions of $5,000 or more on the company website.

Supporting Statement

The more people know of our support of philanthropic activity the better it is for our company. For example, if we should decide to give money to the American Cancer Society we might garner good will from the millions of people touched by cancer. Similarly, should we decide to give money to Planned Parenthood, the nations largest abortion performing organization, we might be expected to win sympathetic praise from many who support the choice of abortion. Possible contributions to organizations like the Human Rights Campaign, the Gay and Lesbian Alliance Against Defamation or other organizations that focus on the interests of people who choose to define themselves by their interest in homosexual sex, would likely engender positive feelings among potentially millions of people who enjoy engaging in sex with members of their own sex or simply those who support same sex marriage. If we gave money to the Boy Scouts of America we might expect the plaudits of potentially millions of their past members, even though they refuse to allow homosexuals to be scout leaders. Contributions to the American Heart Association or a myriad number of other worthwhile cultural and educational charities could be a source of ongoing public approval. Proper disclosure of charitable contributions would cost us little and should only serve to enhance our corporate image. For these reasons and others we urge your support for the above resolution.

Sincerely,

Thomas Strobhar

(STROBHAR) IRA RR2 TMS Acct Net Worth

JPM - JPMORGAN CHASE & CO CUSIP: 46625H100

Position Details | Gain/Loss Details | Position History

Open Lots Closed Lots Update Cost

As of 11/27/2007 | Help | Print This Page | Export

Position Summary

Type	Closing Quantity	Closing Market Value	Average Cost	Cost	Gain/Loss	Gain/Loss %	Cost Method
Csh	100.0000	$4,235.00	Unknown	Unknown	Unknown	---	ID Cost

Lot Summary

	Date Acquired	Closing Quantity	Closing Market Value	Cost/Share	Cost	Gain/Loss	Gain/Loss %	Cost Source	
1	06/30/2003	25.0000	$1,058.75	Unknown	Unknown	Unknown	---	Unknown	Lot Detail
2	10/09/2007	75.0000	$3,176.25	$47.72	$3,578.70	-$402.45	-11.25%	NFS	Lot Detail

NFS provides cost and associated gain/loss information to you as a courtesy service. Retirement account cost and associated gain/loss information should not be used for tax-reporting purposes. Such information is provided to help you estimate and track the change in market value of each position relative to your investments in this security (not including reinvestments) and is based on a first-in, first out (FIFO) methodology. NFS makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any position taken in reliance upon, NFS-provided cost and associated gain/loss information.

Limitation on Cost Basis Information
National Financial's cost basis information system has a cumulative lifetime limit on how much activity it can track for each individual security position in an account. For this purpose, each buy, sell, dividend, wash sale disallowed loss, stock split, stock merger, etc, is an event. For some customers, this limit can be reached with approximately 1500 events. Cost basis information for events beyond that limit will usually show as not available or unknown. In addition, any cost basis information shown may be outdated due to events occurring after the limit is exceeded. Once the limit is reached, all cost basis information for the affected position will need to be tracked and updated by the investor. Of course, investors will continue to receive confirms and account statements reflecting current transactions in their account. If you are uncertain if your customer has reached, or is near, the lifetime limit on a particular security position in this account, contact your home office for more details.

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EXHIBIT B

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 29, 2007

Mr. Thomas Strobhar
2121 Upper Bellbrook Road
Zenia, Ohio 45385

Dear Mr. Strobhar:

This will acknowledge receipt of your letter dated November 28, 2007, whereby you advised JPMorgan Chase & Co. of your intention to submit a proposal to be voted upon at our 2008 Annual Meeting.

We bring to your attention the following deficiency regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

> You did not provide proof of ownership in the stock of JPMorgan Chase & Co. (JPM). According to the SEC rule, at least $2,000 in market value in the stock of JPM must have continuously been held for at least one year previous to the date of submission of this proposal. Please provide a broker letter acknowledging ownership of JPM stock with at least $2,000.00 in market value for at least one year.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. While we very much appreciate your interest in the topic of your proposal, if you do not correct the deficiency we cite, this proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Sincerely,

AHoran

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

425744:v1

From: Origin ID: OGSA (212)270-2451
Irma Caracciolo
JPMorgan Chase & Co.
270 Park Ave

New York, NY 10017

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SHIP TO: (212)270-2451 BILL SENDER
Mr. Thomas Strobhar

2121 UPPER BELLBROOK RD

XENIA, OH 453859010

TRK# 0201 7914 4566 3159

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Tracking number	7914 4566 3159	**Destination**	XENIA, OH
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EXHIBIT C

Thomas Strobhar Financial
Suite 820
211 S. Main Street
Dayton, OH 45402

RECEIVED BY THE
OFFICE OF THE SECRETARY

DEC 0 7 2007

December 4, 2007

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Horan:

I am a registered representative with GA Repple & Company, the broker of record for the account of Mr. Thomas Strobhar. Mr. Strobhar has continuously owned 100 shares of the common stock of JPMorgan Chase since October of 2006.

Sincerely,

Martin Hummel

Martin Hummel

Phone: (937) 226-1300, (888) 438-0800 Fax: (937) 226-1338
tstrobhar@ gareppleinvestments.com

EXHIBIT D



Contact Thomas Strobhar

Toll free: (888) 438-0800
By fax: (937) 238-1336
Or email:
tstrobhar@gareppleinvestments.com

Thomas Strobhar

· Author of the first shareholder resolution against child pornography, religious bigotry, fetal tissue research, abortifacient drugs and domestic partner benefits.

· Author of the only pro-life shareholder resolutions to appear on corporate ballots from 1991 through 2007.

· Founder, Citizen Action Now www.citizenactionnow.com

· Chairman, Life Decisions International www.fightpp.org

· Former Board member, National Association of Christian Financial Consultants

· Founder, Pro Vita Advisors www.provitaadvisors.com

· President, Thomas Strobhar Financial, 25 years of investment experience

· Graduate of Columbia University

· Described by Pat Buchannan's newsletter as "a one man wrecking crew who takes no prisoners." "Strobhar is the individual who knows which corporate hot buttons to push and what financial lingo can elicit policy changes."

· Described by Glamour magazine as "The Financier," "a major Washington power player," and a "financial whiz."

- Instrumental in changing corporate policies at American Express, AT&T, Berkshire Hathaway, General Mills, Target, and others.

- Published, mentioned or quoted in the following:

American Family Association, Boston Globe, Business Ethics, Catholic Telegraph, Christian Citizen, Couple to Couple, Communique, Crisis, Crosswalk, Family News in Focus, Financial World, Fox News, Human Life International, Indiana Baptist, Life Advocate, National Catholic Register, Neil Cavuto's World, New Republic, Personal Investing, Registered Representative,

Responsive Investing News. Soul, Twin Circle, Wall Street Journal, Wanderer, Washington Newsletter, Washington Times, World and others

| Home | Site Map | Resources | Contact Us |

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Member FINRA & SIPC

Welcome

THOMAS STROBHAR FINANCIAL

For over twenty five years, Thomas Strobhar has worked reliably to meet the financial needs of the people he serves. Moreover, he has integrated moral screening criteria into his investment strategy in a way that few advisors have attempted.

Educated at Columbia University in New York, Thomas was trained in the tradition of Ben Graham, the "father of security analysis," whose students include Warren Buffet, "the world's greatest investor."

Like Graham and Buffet, Thomas Strobhar's focus is on "value investing," which eschews the pitfall of overpriced, glitzy stocks for the ones whose financial condition is real and quantifiable. This strategy has served his customers quite well even when the overall market is sluggish or even down.

It was Thomas's knowledge of individual stocks that first brought his attention to companies that gave shareholder money to controversial charitable groups like Planned Parenthood, our nation's largest abortion provider.

His advocacy on behalf of morally responsible investing has earned Thomas the reputation as one of the best known investment professionals in his field. He has stood up to fight corporate involvement in pornography, abortion, and gay marriage by speaking at corporate meetings such as Pfizer, Merck, Target, Johnson & Johnson, Ford, General Mills, Berkshire Hathaway, American Express, JP Morgan Chase, At&T, and Microsoft.

It was actions like this that prompted Glamour magazine to call him "a financial whiz," and Pat Buchanan's newsletter said he was "knowledgable about corporate practices and labeled him "a one man wrecking crew."

Thomas Strobhar also provides stock market screening information to a number of large professional organizations. This information helps Catholic dioceses and religious orders comply with the United States Catholic Conference of Bishops' Investment Guidelines. This information has been helpful in avoiding companies involved in immoral business pursuits especially pornography and abortion. Evangelical groups have been especially appreciative where this applies to gambling and corporations that support gay marriage.

Thomas Strobhar's twenty five years of investing experience have proven it is a myth to think that investment results have to suffer because of an integration of moral standards. He is guided by the familiar admonitions, "what does it profit a man to..." and "blessed is he who hungers and thirsts for righteousness for they..." It is for many of the above reasons that individuals and institutions such as Human Life International trust Thomas Strobhar to invest their funds wisely.

EXHIBIT E


CITIZEN ACTION NOW
Take a stand to make a difference!

Home

While a number of pro-family groups have done well in fighting the homosexual agenda by supporting new laws at the state level and occasionally objecting to the more egregious examples of homosexual effrontery to traditional values, no organization has shown the interest or ability to challenge the whole gamut of societal changes that threaten the most fundamental aspects of our culture. Today we are at grave risk. We have seen the introduction of homosexual marriages, homosexual civil unions, homosexual adoptions, homosexual domestic partner benefits and the persecution of those who oppose these new "rights." Large organizations funded with millions of dollars have sprung up to promote the so called Gay, Lesbian, Bisexual and Transgenedered (GLBT) agenda. Tomorrow, there is the real possibility of criminalization of those who dare speak against these perverse changes.

Citizen Action Now was created to challenge GLBT groups on all fronts, but will concentrate on areas currently being ignored by other pro-family groups, such as, corporations. The brainchild of the Alan Keyes organization, Declaration Alliance, **Citizen Action Now** will fight for an America free from the manipulation of homosexual groups. These groups have long realized that by changing the way America does business, they will eventually change America. Once they have instituted "domestic partner" benefits at most major American corporations, once they have included mandatory sensitivity training concerning the most bizarre sexual practices, once they have established "gay" sex clubs in the schools, the sooner they will be able to achieve their ultimate goal of complete acceptance of homosexual lifestyles. While we sympathize with individuals consumed with homosexual desires, we can not let our sympathy distract us from defending traditional standards of moral purity against an onslaught of "homosexual rights" shrilly demanded by groups brought together by their shared sexual interests. These "rights," which include the right to marry, adopt and publicly act out strange sexual mental maladies threaten an America built on values cherished by Muslims, Christians and Jews.

Citizen Action Now is headed by Thomas Strobhar who honed his skills in the pro-life movement successfully fighting corporations which gave money to Planned Parenthood. Thomas had a singular effect on such corporate giants as American Express, AT&T, Berkshire Hathaway, General Mills, Target Stores and many others. All told, over 115 companies have stopped contributing to Planned Parenthood, in part, because of Thomas' efforts. Pat Buchanan's newsletter called Thomas Strobhar "a one man wrecking crew" even the pro-choice magazine, *Glamour,* admitted Thomas was "a financial whiz." In addition, Thomas Strobhar founded Pro Vita Advisors, one of the most respected morally responsible corporate research organizations in the country.

Citizen Action Now, drawing on Thomas Strobhar's business and financial background, is committed to minimizing cost and maximizing output. Already, on a minimal budget, Citizen Action Now, has lead petition drives confronting the pro-homosexual management of Allstate Insurance and Walgreens pharmacy. In just a short period of time shareholder resolutions confronting the homosexual agenda at American Express, Bank of America, Citigroup, IBM, Merrill Lynch and others have been filed. All were done at little expense, but designed to create havoc at corporations who openly support homosexual groups or policies. No other pro-family organization has been as actively involved in this tremendously effective approach.

Citizen Action Now is committed to helping individuals and groups challenge the homosexual agenda in America through actions that work. We have been bequeathed cultural and religious

"Change the laws and you will change the culture.

Change the culture and you will change the laws."

Thomas Strobhar



Contact Us to Get Involved

values centuries old and now are at risk of seeing these values trashed and those who defend them silenced. That is why this organization was formed. We can wait no longer. We must act now. Any delay will require ten times the work just to return things to the status quo.


CITIZEN
ACTION
NOW
TAKE A STAND TO MAKE A DIFFERENCE

Home | Action | Boycott List | Samples | Buyers Guide

BOYCOTT LIST

FORTUNE 500 COMPANIES WITH GREATEST SUPPORT FOR GLBT (updated 11/16/05)

Symbol	Company	Chair/CEO	Address/Email			Phone/Fax	
AET	Aetna	C&CEO John W. Rowe	151 Farmington Ave	Hartford	CT 06156	860-273-0123	
			entrekind@aetna.com			860-273-3971	IR
A	Agilent Technologies	Pres&CEO Wm. P. Sullivan	395 Page Mill Rd	Palo Alto	CA 94306	650-752-5000	
			amyflores@agilent.com			650-752-5633	PR
AMR	American Airlines	Ch, Pres&CEO Gerard J. Arpey	4333 Amon Carter Blvd	Fort Worth	TX 76155	817-963-1234	
			Investor.Relations@aa.com			817-967-9641	IR
AXP	American Express	Ch & CEO Kenneth I. Chenault	World Financial Center	New York	NY 10285	212-640-2000	
			ronald.stovall@Aexp.com			212-640-2458	IR
AAPL	Apple Computer	CEO Steven P. Jobs	1 Infinite Loop	Cupertino	CA 95014	408-996-1010	
			investor relations@apple.com			408-974-2113	IR
T	AT&T	Ch & CEO David W. Dorman	One AT&T Way	Bedminster	NJ 07921	908-221-2000	
			jbyrnes@att.com			908-532-1673	MR

"Change the laws and you will change the culture. Change the culture and you will change the laws." *Thomas Strobhar*



Contact Us to Get Involved!

AV	Avaya	Ch Pres & CEO Donald K. Peterson	211 Mount Airy Rd.	Basking Ridge	NJ 07920	908-953-6000	
			avirsvcs@avaya.com			908-953-7609	IR
BBY	Best Buy	Ch Richard M. Schulze	7601 Penn Ave. South	Richfield	MN 55423	612-291-1000	
			NewsCenter@bestbuy.com			612-292-4001	PR
BGP	Borders Group	Ch P &CEO Gregory P. Josefowicz	100 Phoenix Dr	Ann Arbor	MI 48108	734-477-1100	
			springle@bordersgroupinc.com			734-477-1965	IR
COF	Capital One Financial	Ch P & CEO Richard D. Fairbank	1680 Capital One Dr	McLean	VA 22102	703-720-1000	
			Investor.Relations@aa.com				IR
CVX	Chevron	Ch & CEO David J. O'Reilly	6001 Bollinger Canyon Rd	San Ramon	CA 94583	925-842-1000	
			invest@chevron.com			925-842-3530	IR
CB	Chubb	Ch Pres & CEO John D. Finnegan	15 Mountain View Rd.	Warren	NJ 07059	908-903-2000	
			info@chubb.com			908-903-2027	
CSCO	Cisco Systems	Pres & CEO John T. Chambers	170 W Tasman Dr.	San Jose	CA 95134	408-526-8890	
			investor-relations@cisco.com			408-526-4545	IR
C	Citigroup	Ch Sanford I. Weill	399 Park Ave.	New York	NY 10043	212-559-1000	
			investorrelations@citigroup.com			212-559-1000	IR
GLW	Corning	Ch James R. Houghton	One Riverfront Plaza	Corning	NY 14931	607-974-9000	
			irinfo@corning.com			607-974-5927	
CMI	Cummins	Ch & CEO T. M. Solso	500 Jaackson St P O Box 3005	Columbus	IN 47202	812-377-3121	
			investor_relations@cummins.com			812-377-4937	
DELL	Dell	Ch Michael S. Dell	1 Dell Way	Round Rock	TX 78682	512-338-4400	
			Investor_Relations@dell.com			512-283-6161	IR
D	Dominion Resources	Ch & CEO Thomas E. Capps	120 Tredegar St	Richmond	VA 23219	804-819-2000	
			Investor_Relations@dom.com			804-819-2233	
DOW	Dow Chemical	Pres & CEO Andrew N. Liveris	2030 Dow Center	Midland	MI 48674	989-636-1463	
						989-636-1830	IR
EK	Eastman Kodak	Ch Daniel A. Carp	343 State St.	Rochester	NY 14650	585-724-1089	
			donald.flick@Kodak.com			585-724-1089	IR

EL	Estee Lauder	Pres & CEO William P. Lauder	767 Fifth Ave	New York	NY 10153	212-572-4384	
			ddandrea@estee.com				IR
F	Ford Motor	Ch & CEO William Clay Ford, Jr.	1 American Rd.	Dearborn	MI 48126	313-322-3000	
			fordir@ford.com			313-322-3000	IR
GPS	Gap	Pres & CEO Paul S. Pressler	Two Folsom St.	San Francisco	CA 94105	650-952-4400	
			investor_relations@gap.com				
GIS	General Mills	Ch & CEO Stehpen W. Sanger	1 General Mills Blvd.	Minneapolis	MN 55426	763-764-7600	
						763-764-7384	
HPQ	Hewlett-Packard	Pres & CEO Mark V. Hurd	3000 Hanover St.	Palo Alto	CA 94304	650-857-1501	
			ryan.j.donovan@hp.com			650-857-5518	
INTC	Intel	Ch Craig R. Barrett	2200 Mission College Blvd	Santa Clara	CA 95052	408-765-8080	
						408-765-1480	
IBM	IBM	Ch Pres& CEO Samuel J. Palmisano	1 New Orchard Rd	Armonk	NY 10504	914-499-1900	
			ibm@computershare.com			914-765-7382	
JNJ	Johnson & Johnson	Ch & CEO William C. Weldon	1 Johnson & Johnson Plaza	New Brunswick	NJ 08933	732-524-0400	
						732-524-3300	
JPM	J P Morgan Chase	Ch & CEO William B. Harrison, Jr.	270 Park Ave.	New York	NY 10017	212-270-2613	
						212-270-2613	
KSE	Keyspan	Ch & CEO Robert B. Catell	1 MetroTech Center	Brooklyn	NY 11201	718-403-1000	
						718-488-1782	
LEH	Lehman Bros Holdings	Ch & CEO Richard S. Fuld, Jr.	745 7th Ave.	New York	NY 10019	212-526-7000	
	Levi Strauss		CorpComUS@lehman.com			212-526-7000	
LXK	Lexmark Intl	Ch & CEO Paul J. Curlander	One Lexmark Centre Dr	Lexington	KY 40550	859-232-5568	
			irinfo@lexmark.com				
LNC	Lincoln National	Ch & CEO Jon A. Boscia	Centre Square, West Tower	1500			
			1500 Market St. Suite 3900	Philadelphia	PA 19102	215-448-1454	
			InvestorRelations@LFG.com			215-448-3962	
LU	Lucent Technologies	Ch & CEO Patricia F. Russo	600 Mountain Ave.	Murray Hill	NJ 07974	908-582-8500	
						908-508-2576	
MEL	Mellon Financial	Ch & CEO Martin G. McGuinn	One Mellon Center	Pittsburgh	PA 15258	412-234-5601	IR

MER	Merrill Lynch	Ch Pres & CEO E. Stanley O'Neal	4 World Financial Center	New York	NY 10080	212-449-1000	
			Investor_Relations@ml.com			866-607-1234	IR
MET	MetLife	Ch, Pres & CEO Robert H. Benmosche	200 Park Ave	New York	NY 10166	212-578-2211	
						212-578-3320	
MSFT	Microsoft	Ch William H. Gates	1 Microsoft Way	Redmond	WA 98052	425-882-8080	
			msft@microsoft.com			425-936-7329	IR
TAP	Molson Coors Brewing	Pres & CEO W. Leo Kiely III	1225 17th St. Suite 1875	Denver	CO 80202	303-277-6661	
						303-277-6246	
MOT	Motorola	Ch & CEO Edward J. Zander	1303 Algonquin Rd.	Schaumburg	IL 60196	847-576-5000	
			investors@motorola.com			847-576-5372	IR
NFS	Nationwide Financial Srvs	Ch Arden L. Shisler	1 Nationwide Plaza	Columbus	OH 43215	614-249-7111	
			barneti5@nationwide.com			614-249-7705	IR
NCR	NCR	Pres & CEO William R. Nuti	1700 S. Patterson Blvd.	Dayton	OH 45479	937-445-5000	
			investor.relations@ncr.com			937-445-5541	IR
NKE	Nike	Ch Philip H. Knight	1 Bowerman Dr.	Beaverton	OR 97005	503-671-6453	
						503-671-6300	
JWN	Nordstrom	Pres Blake W. Nordstrom	1617 Sixth Ave	Seattle	WA 98101	206-303-3200	IR
			invrelations@nordstrom.com				
OWENQ	Owens Corning	Pres & CEO David T. Brown	One Owens Corning Pkwy	Toledo	OH 43659	419-248-8000	
			answers@answrs.owenscorning.com			419-248-6227	IR
PEP	PepsiCo	Ch & CEO Steven S. Reinemund	700 Anderson Hill Rd.	Purchase	NY 10577	914-253-2000	
			BoardofDirectors@Pepsi.com			914-253-2070	
PFE	Pfizer	Ch & CEO Henry A. McKinnell	235 E. 42nd St.	New York	NY 10017	212-573-2323	
						212-573-7851	
PCG	PG&E	Pres & CEO Peter A. Darbee	1 Market St. Ste. 2400	San Francisco	CA 94105	415-267-7268	
			invrel@pge-corp.com			415-267-7080	IR
PRU	Prudential Financial	Ch Pres & CEO Arthur F. Ryan	751 Broad St.	Newark	NJ 07102	973-802-6000	
						973-802-4479	

RTN	Raytheon	Ch & CEO William H. Swanson	870 Winter St.	Waltham	MA 02451	781-522-3000	
			invest@raytheon.com			781-522-3001	IR
SBC	SBC Communications	Ch & CEO Edward E. Whitacre, Jr.	175 E. Houston	San Antonio	TX 78205	210-821-4105	
			richard.dietz@sbc.com			210-351-2071	IR
SHLD	Sears Holding	Ch Edward S. Lampert	3333 Beverly Rd.	Hoffman Estates	IL 60179	847-286-2500	
						847-286-7829	
S	Sprint Nextel	Pres & CEO Gary D. Forsee	2001 Edmund Halley Dr.	Reston	VA 20191	800-259-3755	IR
SUNW	Sun Microsystems	Ch & CEO Scott G. McNealy	4150 Network Cir.	Santa Clara	CA 95054	650-960-1300	
			investor.relations@sun.com			408-276-3804	
STI	SunTrust Banks	Ch & CEO L. Phillip Humann	303 Peachtree St., NE	Atlanta	GL 30308	404-588-7711	
						404-332-3875	
TECD	Tech Data	Ch & CEO Steven A. Raymund	5350 Tech Data Dr.	Clearwater	FL 33760	727-539-7429	
			ir@techdata.com			727-538-5855	
SCH	The Charles Schwab Corp	Ch & CEO Chas. R. Schwab	101 Montgomery St.	San Francisco	CA 94104	415-627-7000	
			investor.relations@schwab.com			415-636-5970	
GS	The Goldman Sachs Group	Ch & CEO Henry M. Paulson, Jr.	85 Broad St.	New York	NY 10004	212-902-1000	
			gs-investor-relations@gs.com			212-902-0300	IR
UIS	Unisys	Pres & CEO Joseph W. McGrath	Unisys Way	Blue Bell	PA 19424	215-986-4011	
						215-986-3212	
LCC	U S Airways	Ch, Pres & CEO Doug Parker	111West Rio Salado Prky	Tempe	AZ 85228	480-693-1227	IR
VIA	Viacom	Ch & CEO Sumner M. Redstone	1515 Broadway	New York	NY 10036	212-258-6000	
						212-258-6464	
WAG	Walgreen Co.	Ch & CEO David W. Bernauer	200 Wilmot Rd.	Deerfield	IL 60015	847-914-2500	
						847-914-2804	
WFC	Wells Fargo	Ch & CEO Richard M. Kovacevich	420 Montgomery St.	San Francisco	CA 94163	800-869-3557	
						415-677-9075	
WHR	Whirlpool	Ch Pres & CEO Jeff M. Fettig	2000 N. M-63	Benton Harbor	MI 49022	269-923-5000	

			larry m venturelli@whirlpool.com			269-923-5443	IR
XRX	Xerox	Ch & CEO Anne M. Mulcahy	800 Long Ridge Rd.	Stamford	CT 06904	203-968-3000 203-968-3218	

EXHIBIT F

Contact
Home

Life Decisions International

Challenging the Culture of Death

- About LDI
  - What Is LDI?
  - What's Wrong With Planned Parenthood?
  - Who Are LDI's Founders?
  - How Is LDI Governed?
  - Is LDI Part Of Another Group?
  - What About Groups That Harm The Pro-Life Movement?
  - What Is LDI's Policy On Violence?
  - How Is LDI Funded?
  - What About LDI's Fiscal Management?
  - What Is LDI's Fund-Raising Policy?
  - What Is LDI's Privacy Policy?
  - What Do Pro-Life Activists Say About LDI?
- Projects
- Publications
- Press Room
- Pro-Life Links
- Financial Planning
- Order Materials

What Is LDI?

Incorporated in 1992, Life Decisions International (LDI) is dedicated to challenging the Culture of Death. LDI concentrates on exposing and opposing the agenda of Planned Parenthood, the world's primary advocate of legal abortion.

LDI administers several projects, including:

Celebrating Chastity involves giving information to teenagers and young adults that recognizes their ability to choose the one path that is in their best interest. Youth are challenged to take a mature, long-term approach to such issues.

Celebrity Watch identifies public figures that support Planned Parenthood's agenda in whole or in part. Categories include actors, musicians, and authors.

The Community Action Project provides proven strategies and tools to help citizens fight Planned Parenthood on the local level.

The Corporate Funding Project focuses on educating corporate officials about the agenda of Planned Parenthood in an effort to convince them to deny support to the dangerous group. A boycott of corporations that support Planned Parenthood is advocated so those who care about life are not indirectly funding its deadly agenda. (LDI publishes a list of boycott targets that includes corporate names, subsidiaries, products, services and how to contact each company.) This project provides a historically accepted and highly effective way for pro-life consumers to have a tangible impact on the abortion industry.

Organization Watch is a project that focuses on investigating and publishing the names of charitable entities that support abortion, sexual promiscuity, physician-assisted suicide, euthanasia, and/or nonconsensual experimentation on human beings.

Planned Parenthood Challenge stands ready to oppose Planned Parenthood at every level, in any forum, and whenever possible.

The Prayer Project was implemented in obedience to the Biblical admonition to pray for our adversaries as well as our brothers and sisters. Pro-life advocates are asked to pray for a particular abortion advocate or weak "pro-life" person each month. The names of selected individuals are posted on this website and printed in LDI's newsletter, *The Caleb Report*.

Project Fight Back! is the name given to LDI's work in defending pregnancy help centers against the unfounded attacks from Planned Parenthood and its allies.



Life Decisions International
P.O. Box 439
Front Royal, VA 22630-0009
Tel: 540-631-0380
ldi@fightpp.org

Student Outreach is a very special project centered on spreading the pro-life message on campuses. Not surprisingly, Planned Parenthood and its legions have targeted students with their doctrine of death. LDI counters the propaganda with a positive pro-life response that appeals to young people. We also serve as a resource for student pro-life groups.

Who Are LDI's Founders?

How Is LDI Governed?

Is LDI Part Of Another Group?

What About Groups That Harm The Pro-Life Movement?

What Is LDI's Policy On Violence?

How Is LDI Funded?

What Procedures And Policies Are Used By LDI With Regard to Financial Management?

What Is LDI's Fund-Raising Policy?

What Is LDI's Privacy Policy?

What Do Pro-Life Activists Say About LDI?

About LDI

Projects

Publications

Press Room

Pro-Life Links

Financial Planning

Order Materials

Website By: spot at the beach

Contact
Home

Life Decisions International

Challenging the Culture of Death

- About LDI
- Projects
  - Celebrating Chastity
  - Celebrity Watch
  - Community Action
  - Corporate Funding (BOYCOTT)
    - History Of The Ecomomic Boycott
    - The Economic Boycott: Is It Moral? Does It Work?
    - Local/Regional Boycott Targets
    - Boycotted Credit Cards
    - Messages From Pro-Abortion Business Leaders
    - CFP Frequently Asked Questions
    - CFP Standards & Policies
    - CFP Copyright Details
    - CFP Endorsing Organizations
  - Fight Back!
  - Organization Watch
  - Planned Parenthood Challenge
  - Prayer
  - Pro-Life Advocacy
  - Student Outreach
- Publications
- Press Room
- Pro-Life Links

Corporate Funding (BOYCOTT)

> "The Pro-Life Movement will succeed only to the extent that pro-life people are willing to be inconvenienced."
>
> - Douglas R. Scott, Jr.
> *Bad Choices: A Look Inside Planned Parenthood*

The **Corporate Funding Project** (CFP) is a program focusing on the education of corporate officials about the agendas of Planned Parenthood in an effort to convince them to deny support to this dangerous group. A boycott of corporations that support this radical entity is advocated so those who care about life are not indirectly funding its deadly agenda.

LDI publishes a list of boycott targets that is updated twice per year. The list includes corporate names, subsidiaries, products, services and how to contact each company. LDI also offers a booklet that examines the moral and strategic issues involved with using an economic boycott as a tool to achieve political, social or philanthropic change.

Click on "CFP Frequently Asked Questions" for more information about the Corporate Funding Project. Click on "CFP Copyright Details" for information about how *The Boycott List* may and may not be used.

Order a *Boycott List* and/or Other Materials

Local/Regional Boycott Targets

Boycotted Credit Cards

Messages From Pro-Abortion Business Leaders

CFP Copyright Details

CFP Endorsing Organizations

CFP Frequently Asked Questions

Why *The Boycott List* Is Not Freely Available

—



Life Decisions International
P.O. Box 439
Front Royal, VA 22630-0009
Tel: 540-631-0380
ldi@fightpp.org

Contact
Home

Life Decisions International

Challenging the Culture of Death

- About LDI
  - What Is LDI?
  - Who Are LDI's Founders?
  - How Is LDI Governed?
    - Boards of Directors/ Advisors
  - Is LDI Part Of Another Group?
  - What About Groups That Harm The Pro-Life Movement?
  - What Is LDI's Policy On Violence?
  - How Is LDI Funded?
  - What About LDI's Fiscal Management?
  - What Is LDI's Fund-Raising Policy?
  - What Is LDI's Privacy Policy?
  - What Do Pro-Life Activists Say About LDI?
- Projects
- Publications
- Press Room
- Pro-Life Links
- Financial Planning
- Order Materials

Boards of Directors/Advisors

The following individuals serve on LDI's Board of Directors *or* Board of Advisors*:

Hon. **Kevin Andrews**
Member of Parliament (Australia)

Margaret Andrews
Editor, *Marriage, Family & Society Issues*
Editor, *Threshold* (Australia)

Patricia Pitkus Bainbridge, M.A.
Director, Pro-Life Office, Roman Catholic Diocese of Rockford (Illinois)
Chairman, Board of Directors, Human Life International
Co-Founder & Executive Director Emeritus, Life Decisions International

Rev. **Brady Bobbink**
University Christian Ministries, Assemblies of God

James C. Borkowski
Businessman & Pro-Life Activist (Canada)

Marian C. Bourek
Iowans for LIFE

Gregory S. Byrd, M.D.
Shenandoah County (Virginia) Pregnancy Center

Denise F. Cocciolone
President, The National Life Center

Hon. **Gregg Cunningham**, Esq., J.D.
Executive Director, Center for Bio-Ethical Reform
Former Member of the Pennsylvania State Legislature

Rev. **Thomas J. Euteneuer**
President, Human Life International

Hon. **Trent Franks**
Member of the United States House of Representatives (Arizona)

Conor S. Gallagher
Paralegal & Pro-Life Activist

Kevin L. Gibbs, Esq.
Co-General Counsel

James J. Giese
Business Leader & Pro-Life Activist

Prof. **Gary J. Gillespie**, M.A.
Northwest University

Thomas A. Glessner, Esq., J.D.
President, National Institute of Family & Life Advocates



Life Decisions International
P.O. Box 439
Front Royal, VA 22630-0009
Tel: 540-631-0380
ldi@fightpp.org

John Hof
President, Campaign Life Coalition of British Columbia (Canada)

Jim Hughes
President, Campaign Life Coalition (Canada)

Jay A. Nenninger
Certified Public Accountant & Pro-Life Activist

Colleen Parro
Executive Director, Republican National Coalition for Life

Joseph M. Scheidler
National Director, Pro-Life Action League

Michael Schwartz
Chief of Staff to United States Senator Thomas A. Coburn, M.D. (Oklahoma)

Douglas R. Scott, Jr.
Co-Founder & President, Life Decisions International (Ex-Officio/Non-Voting)

Thomas C. Stobhar
President, Pro Vita Advisors

Mercedes Arzú Wilson, L.H.D.
President, Family of the Americas Foundation
Member, Pontifical Academy for Life

*organizations are listed for identification purposes only

How We Are Unique

How We Operate

Pro-Life Advocacy

Integrity & Commitment

Board of Directors

Anti-Violence Policy

LDI Supporters Speak

EXHIBIT G

PRO VITA ADVISORS

www.provitaadvisors.com

Investing for a Culture of Life

For what shall it profit a man, if he shall gain the whole world, and lose his own soul. - Mark 8:36

NEWSLETTER

WHO WE ARE

WHAT WE DO

LINKS

ADVISORY BOARD

CONTACT

WHO WE ARE



Pro Vita Advisors asserts unreservedly that life is sacred and all human life is created in the image and likeness of God. Those who share this conviction should not promote or profit from a morally bankrupt activity - abortion.

We agree with Mother Teresa that abortion is the greatest destroyer of peace and has blinded many otherwise well meaning people to its devastating consequences. In addition, we believe investment profits should not come from companies whose products or services corrupt the soul, poison society, or prey on human weakness.

Our scriptural foundation is Ephesians 5:11, "...have no fellowship with the unfruitful works of darkness, but rather reprove them."

Pro Vita Advisors, founded in 1989 by Thomas Strobhar, is a non-profit organization dedicated to exposing and confronting the business aspects of abortion. We assist with shareholder resolutions against abortifacient drugs, fetal tissue research, and corporate contributions to Planned Parenthood. Also, we attempt resolutions on contraceptives, child pornography, and religious bigotry.

Pro Vita Advisors has influenced the investment practices of hundreds of religious institutions with billions of dollars in assets. In addition, thousands of individuals have been helped.

EXHIBIT H

[Excerpt from 2003 JPMorgan Chase & Co. Annual Meeting Transcript – Mr. Strobhar introduced proposal submitted by Raymond Ruddy]

****

If there's no further discussion, we'll take up the next proposal, Proposal Six, which was submitted by Mr. Raymond D. Ruddy, and starts on page 24 of the Proxy Statement. We've been advised that Mr. Thomas Strobhar will present this proposal.

TOM STROBHAR: My name is Tom Strobhar, and I'm a longtime shareholder of the company. I'm here to talk about corporate charitable contributions. Milton Freedman, the Nobel prizewinning economist, has been a longtime critic of charitable contributions, really saying that they're a waste of money. Unfortunately, our company has taken it to a new low by giving corporate dollars, the fruits of our employees' labor, to the most controversial charity in this country, Planned Parenthood. This offends thousands of our employees, thousands of our shareholders, and potentially millions of our customers. Most major corporations that give money to Planned Parenthood are known to receiving thousands of letters from people who don't like it, who note in their letters that they will not buy their products and service. This affects the revenues of the company, the earnings of the company, and ultimately the dividends of almost everybody in this room. I ask that we join over 90 other corporations that have quietly stopped giving. Put politics aside. Put our business interests, the interests of us, the shareholders, at the highest priority, and stop giving to this controversial group. With that, I'd like to read the actual resolution:

Whereas, charitable contributions should serve to enhance shareholder value;

Whereas, the company has given money to groups involved in abortion and other activities;

Whereas, our company is dependent on people to buy our

products and services;

Whereas, our company respects diverse religious and cultural beliefs. it should try not to offend these beliefs wherever possible;

Whereas, our company is being boycotted by Life Decisions International and mutual funds like the Timothy Plan and the Ave Maria Catholic Values Fund because of our contributions to certain groups;

Resolved: the shareholders request the company to refrain from making charitable contributions. If the company wishes, it can send a note to shareholders with each dividend check suggesting the shareholder contribute to their favorite charity. The shareholder could be encouraged to inform the charity that a portion of the contribution is a result of the hard work of the men and women of J.P. Morgan Chase and Company

The supporting statement: The shareholder money is entrusted to the Board of Directors to invest it in a prudent manner for the benefit of the shareholders. Members of the Board have a fiduciary responsibility to maximize shareholder value. People do not invest in this company if it's going to be given to someone else's favorite charity. In fact, some of the money has gone to Planned Parenthood, the group that was responsible for almost 200,000 abortions in the United States last year. How such contributions contribute to shareholder value would be surely difficult to quantify. In contrast, the subsequent boycotts called for these contributions could hardly be considered beneficial. Thank you.

WILLIAM HARRISON, JR.: Thank you, Mr. Strobhar. Any other discussion? Yes? Please step to the mike if you'd like to speak. Number one, go ahead.

HOWARD FELDMAN: Mr. Harrison, my name is Feldman, Howard Feldman. I'm a stockholder.

WILLIAM HARRISON, JR.: Welcome, Mr. Feldman.

HOWARD FELDMAN: Thank you. I wasn't planning to make

any comments today. But the speaker who preceded me has stirred me to action, so to speak. I believe that he spoke specifically about Planned Parenthood. And I want to say a few words about the necessity for Planned Parenthood for controlling the population, for educating the people who are producing more children than they can take care of, and who are hurting the commonwealth of the United States and the commonwealth of the world by this overpopulation. The place to start is before they begin, before children are born and then abused. And I think that those people who have the foresight to make contributions to organizations such as Planned Parenthood are thinking for the best interests of the company, the nation, and the world, and I applaud you for doing it.

WILLIAM HARRISON, JR.: Thank you, Mr. Feldman. Yes, sir.

REVEREND DOUGLAS MOORE: Good morning, Mr. Chairman. My name is Reverend Douglas Moore. I am a United Methodist minister. Just two days ago—last week, I was at Boston University celebrating my 50th year from graduating from the seminary. I had not intended to speak, like this gentleman here said, but I cannot stand by. I've watched this at the Washington Post, the same group trying to determine what a woman will do with her body or what we shall do to make sure that the earth is a viable place in which to live. All I have to say, Mr. Chairman, I applaud you for it. I hope you increase the contribution. Thank you very much.

WILLIAM HARRISON, JR.: Thank you. Well, we are proud of our long history of charitable giving, and we oppose this resolution for the reasons stated on page 24 of the Proxy Statement. Is there any other discussion?

EVELYN Y. DAVIS: I speak here now as a woman, on this resolution you brought up, this Planned Parenthood. Whether or not a woman wants an abortion is strictly between the woman and her doctor, and it's not a matter for the government to regulate.

WILLIAM HARRISON, JR.: Thank you, Evelyn. If there's no

further discussion, we'll take up the next proposal, which was submitted by Mr. Daniel F. Case, and appears on page 25 of the Proxy Statement. Mr. Case, if you're here, please introduce your proposal.

****

EXHIBIT I

[Excerpt from 2006 JPMorgan Chase & Co. Annual Meeting Transcript – Don Cummings introduced proposal submitted by Mr. and Mrs. Roegele on behalf of Mr. Strobhar]

Bill Harrison - ***JPMorgan Chase & Co. - Chairman of the Board***

Thank you, Mr. Dee.

We oppose this resolution and our reasons for doing so appear on page 20 of the proxy statement. Is there any other discussion?

If there's no further discussion, we'll take up proposal six, which was submitted by Bernard W. Roegele and Mrs. Helga J. Roegele as trustees for the Roegele Living Trust and starts on page 20 of the proxy statement. We've been advised that Donald Cummings will present the proposal. Is Mr. Cummings here? If so, please introduce the proposal.

Mr. Donald Cummings ***Shareholder***

My name is Don Cummings, owner of 660 shares. And I'm here in lieu of Tom Strobhar, who is our leader in these sorts of things, which as parents and grandparents we see a deplorable situation as regards homosexuality and also abortion that we are moving against. There's been a lot of laxity on the part of our religious leaders over the last 30 or 40 years.

But we've had some amazing successes with corporations and I want to just say quickly Tom Strobhar has, after having five of these successive meetings at AT&T, has moved them to the position where they no longer fund Planned Parenthood to the tune of about $100,000 a year. And they, all the people at the board, were not against -- were in favor of continuing that, but they did decide to check with their employees. So they ran a poll on their employees, hundreds of thousands of them, and also customers and they found that yes for Girl Scouts and yes for Little League in terms of charitable contributions but no for Planned Parenthood. So we're sort of flushed with that success after about 10 years of this sort of effort.

Now, I'm just a fill-in. This is the first time I've done this so you have to bear with me. It is a complex subject and I'd like to read the whereases of which I see there are 12. Whereas it would be inappropriate and possibly illegal to ask a job applicant or employee about his or her sexual interests, inclinations and activities; whereas it is similarly inappropriate and legally problematic for employees to discuss personal sexual matters while on the job; whereas unlike the issues of race, age, gender, certain physical disabilities, it would be impossible to discern a person's sexual orientation from their appearance; whereas according to the Human Rights Campaign, HRC, the largest national lesbian, gay, bisexual and transgender political organization "an inclusive nondiscrimination policy, one that refers to sexual orientation is a key facet of the rationale for extending domestic benefits." The HRC adds: "establishing a benefits policy that includes your company's gay and lesbian employees is a logical outgrowth of your company's own nondiscrimination policy." Whereas domestic partner benefit policies pay people who engage in homosexual sex acts which were illegal in this country for hundreds of years have been proscribed by the major traditions of Judaism, Christianity and Mohammedism for thousands of years -- or a thousand years or more, sorry; whereas cohabitation, regardless of sexual orientation, is illegal in North Carolina, North Dakota and several other states; whereas the armed forces of the United States is one of the largest and most diverse organizations in the world, they protect the security of us all while adhering to a "don't ask, don't tell" policy regarding sexual interest; whereas our company does not discriminate against tobacco users when they apply for a job, even though they are not protected by any employment clause, it also does not pay tobacco users benefits based on their engaging in this personally risky behavior; whereas many companies discourage discussions...

Bill Harrison - ***JPMorgan Chase & Co. - Chairman of the Board***

Mr. Cummings, could I make a suggestion?

Donald Cummings -***Shareholder***

Yes.

Bill Harrison - ***JPMorgan Chase & Co. - Chairman of the Board***

Everybody has the proxy and has that. Could you summarize any further comments you have on this? I'd ask other presenters to do that in the interest of time. We have 13 proposals today.

Donald Cummings - ***Shareholder***

All right, I'll skip to the -- resolve these shareholders' request that our company amend its written equal opportunity employment policy to explicitly exclude reference to sexual orientation. Statement: While the legal institution of marriage should be protected, sexual interest, inclination and activities of all employees should be a private matter, not a corporate concern. Thank you.

Bill Harrison - ***JPMorgan Chase & Co. - Chairman of the Board***

Thank you, Mr. Cummings. Is there any other discussion on this proposal? Yes?

Mr. Archie McGregor - ***Shareholder***

My name is Archie McGregor. This proposal has about it, it's the Hamlet's mother kind of thing where you remember Hamlet suspected his mother of knocking off his father and Hamlet says, "Mother, assume the appearance of virtue, though you have it not." And by presenting this proposal in such a prestigious document as the annual meeting statement, there is the appearance of something worthy of discussion when, in fact, it is simply an expression of prejudice.

And the danger, it's like crying fire in a crowded theater because this kind of intellectual façade provides the justification which then is acted out by the rednecks who murdered Matthew Shepard or this young man, Colin Finnerty, lately arrested in Raleigh Durham, but he also will go on trial in July because he and two friends are alleged, probably they didn't do it, are alleged to have assaulted a 27 year old under the impression that he is or may be gay.

So I am -- I just thought someone should stand up and say how morally contemptible, how reprehensible this particular proposal is. And I want to commend the board and the bank, your answer was excellent; you're running a business. You need to employ the best people you can possibly find and reward them fairly and equitably. How absurd it would be to acquire all those branches from The Bank of New York and then announce, "Well, the thing is, we don't want any depositors who may be gay or lesbian."

So I am sorry to see this in the document, not your fault, and extremely pleased with the board's response.

Bill Harrison *- JPMorgan Chase & Co. - Chairman of the Board*

Thank you, Mr. McGregor. Any other discussion?

Mrs. Petrou ***Shareholder***

Yes. Good morning, Mr. Chairman, Board of Directors and shareholders. I'm here to add about this proposal number six.

Bill Harrison *- JPMorgan Chase & Co. - Chairman of the Board*

Would you identify yourself for everyone?

Mrs. Petrou - ***Shareholder***

Mrs. Petrou, a retiree of Chase Manhattan Bank. I think that it discriminates because what about the people who live with a mother and a father or a veteran from World War II who saved us from being a lampshade or a bar of soap and we take care of them, but yet they have no benefits. I think it discriminates against family, but I'm not against homosexuality per se. But if you're going to give these benefits, then I think the benefits should go to whoever it is with the person involved other than homosexuality. Am I clear what I mean?

Bill Harrison *- JPMorgan Chase & Co. - Chairman of the Board*

Yes. Thank you, Mrs. Petrou.

Mrs. Petrou - ***Shareholder***

Thank you.

Bill Harrison *- JPMorgan Chase & Co. - Chairman of the Board*

We oppose this resolution and our reasons are on page 21 of the proxy statement.

If there's no further discussion, we'll take up proposal seven, which was submitted by SEIU Master Trust, and appears on page 21 of the proxy statement. We've been advised that Steven Weingarten will present the proposal. Mr. Weingarten, please introduce your proposal.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
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February 20, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of Thomas Strobhar Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated January 11, 2008 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that our client, JPMorgan Chase & Co. (the "Company"), could exclude from the proxy materials for its 2008 Annual Meeting of Shareholders a shareholder proposal and statements in support thereof (the "Proposal") received from Thomas Strobhar (the "Proponent").

Enclosed is a letter from the Proponent to the Company dated February 13, 2008, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the No-Action Request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Anthony J. Horan, the Company's Corporate Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman / EHI

Amy L. Goodman

Enclosure

cc: Anthony J. Horan, JPMorgan Chase & Co.
Thomas Strobhar

EXHIBIT A

Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio

February 13, 2008

Mr. Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorganChase
270 Park Avenue
New York, New York 1017-2070

Dear Mr. Horan:

I am withdrawing my shareholder resolution concerning charitable contributions.

Sincerely,

Thomas Strobhar

Cc: Office of Chief Counsel
Securities and Exchange Commission

END